Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-8 pertaining to the GMH Communities Trust Non-Qualified Deferred Compensation Plan and to the inclusion in the Registration Statement of our report dated May 9, 2007 with respect to the consolidated financial statements and the financial statement schedules and internal controls of GMH Communities Trust, except for Notes 1 and 18 as to which the date is June 1, 2007, and our report dated March 15, 2007 with respect to the financial statements of Fort Carson Family Housing, LLC, included therein and in its Annual Report on Form 10-K for the year ended December 31, 2006, and our report dated April 18, 2007 with respect to the statement of revenues and certain operating expenses (Historical Summary) of Aspen Apartments for the year ended December 31, 2005, included therein.

/s/ Reznick Group, P.C.

Baltimore, Maryland

August 2, 2007